Exhibit 21.1
Significant Subsidiaries of Roku, Inc.*

Subsidiary Name	Jurisdiction
Roku International B.V.	Netherlands

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Roku, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.